May 6, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Michael F. Johnson

RE:      Teaching Time, Inc.
         Amendment No. 3 to Registration Statement on Form S-1
         Filed February 18, 2010
         File No. 333-164968

Mr. Johnson:

      This letter responds to comments from the Staff (the "Staff") of the Securities and Exchange Commission(the "Commission") contained in the letter from the Staff to Teaching Time, Inc. (the "Company") dated May 4, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

      For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

We note that in response to prior comment 1, you revised your disclosure in the Use of Proceeds section beginning on page 18 to clarify that the proceeds from this offering will be used to start the business and marketing plan, which you anticipate will cost approximately $115,000. However, you continue to state on page 3 in the Summary section under the Use of Proceeds subheading that you indent to use the proceeds from this offering "to develop and complete the business and marketing plan ... " Please revise your disclosure on page 3 so that it is consistent with your disclosure throughout the prospectus.

RESPONSE:

We concur with the Staff and have updated the disclosure on page 3 to be consistent with the other disclosures in the registration statement.

STAFF COMMENT 2:

We note your revisions to this section in response to prior comment 3. However, please revise your disclosure to clarify that you will be unable to provide the products and services you have listed unless you are able to raise capital in addition to that which you seek to raise in the offering. Your initial statement on page 23, which asserts that you will focus on the listed deliverables "if and only if" you are successful in raising capital and becoming operational, should be revised to identify what products and services you will be able to offer assuming the completion of this offering, if any, and what products and services you will only be able to offer if additional funds are raised. Further, to the extent you continue to include language indicating you "will" offer a product or service, you should disclose the amount of funds you will need to raise in order to actually offer that product or service. Please revise your filing accordingly.
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RESPONSE:

We concur with the staff and have modified the disclosures to reflect that our products and services will be offered after the completion of the business and marketing plan which will cost $150,000 and that this offering will help us continue, but not complete, the development of the plan.

STAFF COMMENT 3:

We note your response to prior comment 5 indicating that you currently have no sources of funding though you have indicated that the amount required to continue operations for the next 12 months is $150,000. Given that you have identified a material deficiency with respect to your liquidity requirements, please indicated the course of action that you plan to take to remedy this deficiency. Refer to Item 303(a)(1) of Regulation S-K. If you have no plans for raising additional capital, so state.

RESPONSE:

We concur with the staff and have modified the Plan of Operations to provide the remedy for our liquidity requirements.

      We trust that you will find the foregoing responsive to the comments from the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 408-605-1572.

Sincerely,

/s/ Lisa Lamson
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Lisa Lamson
Chief Executive Officer

Enclosure
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